Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Montecito Spirits Company, S.P.C
1624 Garden St. #7
Santa Barbara, CA 93101
https://www.montecitospirits.co/

Up to $1,234,999.26 in Common Stock at $1.38
Minimum Target Amount: $14,999.22

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Montecito Spirits Company, S.P.C
Address: 1624 Garden St. #7, Santa Barbara, CA 93101
State of Incorporation: WA
Date Incorporated: February 17, 2023

Terms:

Equity

Offering Minimum: $14,999.22 | 10,869 shares of Common Stock
Offering Maximum: $1,234,999.26 | 894,927 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.38
Minimum Investment Amount (per investor): $249.78

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Forward-Looking Information Legend

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities,

(ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Loyalty Bonus | 10% Bonus Shares

As you have previously invested in Chareau, you are eligible for additional bonus shares.

Time-Based Perks

Super Early Bird

Invest within the first 72 hours and receive 10% bonus shares.

Early Bird Bonus

Invest within the first week and receive 5% bonus shares.

Combo Perk

Invest $5,000 within the first 72 Hours and receive 20% bonus shares.

Volume-Based Perks

Tier 1 | $500+

Invest $500+ and receive a bottle of Montecito Coastal Brandy.

Tier 2 | $1,000+

Invest $1,000+ and receive the above perks + a Montecito Spirits Co. Hat, and 20% Lifetime Discount at the Distillery Tasting Room Store.

Tier 3 | $5,000+

Invest $5,000+ and receive the above perks + a free tasting and tour for up to 6 people.

Tier 4 | $10,000+

Invest $10,000+ and receive the above perks + two night stay in Santa Barbara at 4+ Star hotel near the distillery.

Tier 5 | $25,000+

Invest $25,000+ and receive the above perks + 10% bonus shares

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

<u>The 10% StartEngine Owners' Bonus</u>

Montecito Spirits will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.38 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $138. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Montecito Spirits Company is a new distillery located in the heart of Santa Barbara, CA that produces craft spirits using local ingredients. The company's potential revenue streams include contract manufacturing/co-packing, tourism, and sales of proprietary beverage products. Santa Barbara is a world-renowned destination for tourism, food, and wine and we believe we will have the largest and most prestigious spirits destination in the city. Our signature line of products includes Montecito Coastal Brandy, a cognac-inspired brandy using the finest California grown grapes. The products will be sold on-site at a tasting room/retail store, through e-commerce channels, and by utilizing third-party distributors. The Company is currently pre-revenue.

Competitors and Industry

Our competition is two-fold and includes other local craft distilleries and larger cognac brands.

Other craft distilleries in the area include Cutler's Artisan Spirits and Ventura Spirits. Although they are technically competition for spirits purchases and tourism, we also see them as partners in growing awareness for craft spirits. We are differentiated in that neither distillery produces a cognac style brandy like Montecito Coastal Brandy. For tourism, we see no reason why a consumer would not choose to visit multiple destinations during a visit to the area.

Our competition with cognac style brandy includes D'Usse, Hennesey, Remy Martin, Courvoisier, Argonaut, Germain Robin, & Copper & Kings. We believe our grape varietals, finished blend, and packaging are superior to the other offerings in our price point. We also believe that our unique Coastal Brandy proposition showcasing the beauty of the California Riviera gives the consumer another reason to discover and choose our brand over the competition.

Current Stage and Roadmap

Montecito Spirits Company is currently pre-revenue and in the early stages of development, but does have existing contracts in place to begin generating revenue in Q3 2023. The Santa Barbara distillery building is secured and permits have been approved to begin construction, however, initial operations will begin in Camarillo, CA beginning July 1, 2023.

Starting July 1, 2023 Montecito Spirits Company will begin its contract manufacturing arm of the business to start generating revenue and profit. The company will continue with these operations in Camarillo throughout 2023 while investment is raised, and funds are saved from profit, to fund and begin construction in Santa Barbara Q1 2024.

The opening of the Santa Barbara Distillery, and long-term home of Montecito Spirits Company, is slated for Q2 2024.

The launch of Montecito Coastal Brandy is slated for Q3 2024.

The Team

Officers and Directors

Name: Kurt Charron

Kurt Charron's current primary role is with Charron Favreau LLC. Kurt Charron currently services 15 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO/Founder
  Dates of Service: January, 2023 - Present
  Responsibilities: Kurt is the current day-to-day manager developing Montecito Spirits. The company is currently pre-revenue and in the early stages of development, so at this time, Kurt plans to split his time between Montecito Spirits Co and Chareau. Starting July 1, he plans to bring on 2 production employees to run the production side of the business and a part-time controller to run the back office side of the business. Kurt plans to take a salary of $120,000 but only after certain metrics are met for the business. He has yet to take a salary from the company however plans to do so from the time the business actually begins production at the distillery. Please review the company's risk factors section.

Other business experience in the past three years:

- **Employer:** Charron Favreau LLC
  Title: CEO/Founder
  Dates of Service: August, 2011 - Present
  Responsibilities: Day to Day Management of the Company

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Common Stock in the amount of up to $1,250,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We may never have an operational product or service

It is possible that there may never be an operational Distilled Spirits Plant or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be a marketable product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Montecito Spirits Company, S.P.C. was formed on February 17, 2023. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Montecito Spirits Company, S.P.C. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Montecito Spirits Company is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission), TTB (Alcohol and Tobacco Tax and Trade Bureau) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Limited Working Capital and Future Raises
We have limited working capital and may need to raise additional capital in the future. Our capital needs in the future will depend upon factors such as our rate of growth, inventory requirements, market acceptance of our products and any other new products we launch, the success of our independent distributors and our production, marketing and sales costs. None of these factors can be predicted with certainty. We may need substantial additional debt or equity financing in the future for which we currently have no commitments or arrangement. We cannot assure you that any additional financing, if required, will be available or, even if it is available that it will be on terms acceptable to us. If we raise additional funds by selling securities, the ownership of our existing shareholders will be diluted. Any inability to obtain required financing could have a material adverse effect on our business, results of operations and financial condition.

Raising Capital for Growth
Failure to raise capital in a timely manner will constrain our growth. Our projected growth requires us to execute our business plan to develop our brand, build our infrastructure and enhance our employee base, all of which require capital. If we experience difficulty or delays in raising the funds we need, it may delay our ability to execute our business plan. Additional future delays in obtaining funding may be caused by a combination of factors, including a general slowdown in funds available for private companies, stock market corrections that diminish the available capital pool, and our own inability to satisfy investment expectations of investors and the venture capital community about the value of investing in our industry, in general, and an investment in our securities, in particular. Future delays in obtaining funding in a timely manner will constrain or prevent our growth.

Competition
We have many current and potential competitors, many of whom have considerably greater financial and other resources than we do. There are many new competitive entrants every year. Further, if our products are successful, others will enter the market, which may draw our customers away from us or preclude us from obtaining any additional customers.

Our business is subject to many regulations and noncompliance is costly.

The production, marketing and sale of food products, including contents, labels and packaging, are subject to the rules and regulations of various federal, provincial, state and local health agencies. If a regulatory authority finds that a current or future product or production run is not in compliance with any of these regulations, we may be fined, or production may be stopped, thus adversely affecting our financial conditions and operations. Any adverse publicity associated with any noncompliance may damage our reputation and our ability to successfully market our products. Furthermore, the rules and regulations are subject to change from time to time and while we closely monitor developments in this area, we have no way of anticipating whether changes in these rules and regulations will impact our business adversely. Additional or revised regulatory requirements, whether labeling, environmental, tax or otherwise, could have a material adverse effect on our financial condition and results of operations.

We are subject to many federal, state and local laws with which compliance is both costly and complex.

The alcohol industry is subject to extensive federal, state and local laws and regulations, including the recently enacted comprehensive health care reform legislation, those relating to building and zoning requirements and those relating to the preparation and sale of food. We are also subject to licensing and regulation by state and local authorities relating to health, sanitation, safety and fire standards. We are subject to federal and state laws governing our relationships with employees (including the Fair Labor Standards Act of 1938, the Immigration Reform and Control Act of 1986 and applicable requirements concerning the minimum wage, overtime, family leave, working conditions, safety standards, immigration status, unemployment tax rates, workers' compensation rates and state and local payroll taxes) and federal and state laws which prohibit discrimination. As significant numbers of our associates are paid at rates related to the applicable minimum wage, further increases in the minimum wage or other changes in these laws could increase our labor costs. Our ability to respond to minimum wage increases by increasing menu prices will depend on the responses of our competitors and customers. There is also a potential for increased regulation of certain food establishments in the United States, where compliance with a HACCP approach may now be required. HACCP refers to a management system in which food safety is addressed through the analysis and control of potential hazards from production, procurement and handling, to manufacturing, distribution and consumption of the finished product. Many states have required restaurants to develop and implement HACCP Systems, and the United States government continues to expand the sectors of the food industry that must adopt and implement HACCP programs. For example, the FSMA, signed into law in January 2011, granted the FDA new authority regarding the safety of the entire food system, including through increased inspections and mandatory food recalls. Although restaurants are specifically exempted from or not directly implicated by some of these new requirements, we anticipate that the new requirements may impact our industry. Additionally, our suppliers may initiate or otherwise be subject to food recalls that may impact the availability of certain products, result in adverse publicity or require us to take actions that could be costly for us or otherwise impact our business. In March 2010, the United States federal government enacted comprehensive health care reform legislation which, among other things, includes guaranteed coverage requirements, eliminates pre-existing condition exclusions and annual and lifetime maximum limits, restricts the extent to which policies can be rescinded and imposes new and significant taxes on health insurers and health care benefits. The legislation imposes implementation effective dates that began in 2010 and extend through 2020, and many of the changes require additional guidance from government agencies or federal regulations. To date, we have not experienced material costs related to such legislation. However, due to the phased-in nature of the implementation and the lack of interpretive guidance, it is difficult to determine at this time what impact the health care reform legislation will have on our financial results. Possible adverse effects could include increased costs, exposure to expanded liability and requirements for us to revise the ways in which we provide healthcare and other benefits to our employees. The impact of current laws and regulations, the effect of future changes in laws or regulations that impose additional requirements and the consequences of litigation relating to current or future laws and regulations, or our inability to respond effectively to significant regulatory or public policy issues, could increase our compliance and other costs of doing business and, therefore, have an adverse effect on our results of operations. Failure to comply with the laws and regulatory requirements of federal, state and local authorities could result in, among other things, revocation of required licenses, administrative enforcement actions, fines and civil and criminal liability. In addition, certain laws, including the ADA, could require us to expend significant funds to make modifications to our shops if we failed to comply with applicable standards. Compliance with all of these laws and regulations can be costly and can increase our exposure to litigation or governmental investigations or proceedings.

We are largely dependent on the services of our founders.
Our management will be dependent, to a large degree, on the services of Kurt Charron, the company's founder. Loss of his services could have a material adverse effect on our business because a qualified replacement may be difficult or impossible to retain.

We will need to hire and train additional key personnel and failure to find and hire such personnel could constrain our growth.
As the Company grows it will need additional personnel. Our success will depend, in part, upon our ability to attract and retain qualified employees. If we are unable to engage and retain the necessary personnel, our business would be materially and adversely affected.

We maintain broad discretion with respect to the use of the offering proceeds.
We maintain broad discretion with respect to the use of proceeds from this Offering. As such the Board of Directors may amend the use of the proceeds without your approval. Moreover, the net proceeds from this Offering are allocated for product support, inventory and for working capital, the expenditure of which will be at the discretion of the Board of Directors.

The valuation of our business going forward is highly uncertain.

While you must consider our business and prospects in light of the aforementioned risks and difficulties we encounter in our markets, you should also consider the upside and downside opportunities that exist in holding our securities. In the food and alcoholic beverage and spirits industry, recent transactions have been completed for sales prices that imply both higher and lower business and securities valuations than reflected in the price offered. Market valuations also vary greatly depending on the overall market environment, target companies' size, product differentiation, revenue growth, profitability and numerous other factors. Additionally, the valuation contemplated herein is for a minority investment and not an outright sale of the Company. An outright sale could potentially yield a higher valuation than a minority investment due to the premium placed on transfer of control. We have not undertaken a comprehensive market evaluation to find the best valuation in a fulsome control or liquidity event (e.g. outright sale or initial public offering). It is difficult to predict with any assurance the future appreciation or depreciation in our equity value. The rapidly evolving nature of the markets in which we sell our products and services, as well as other factors that are beyond our control, reduce our ability to accurately evaluate our future prospects or performance.

We have limited working capital and may need to raise additional capital in the future.

Our capital needs in the future will depend upon factors such as our rate of growth, inventory requirements, market acceptance of our products and any other new products we launch, the success of our independent distributors and our production, marketing and sales costs. None of these factors can be predicted with certainty. We may need substantial additional debt or equity financing in the future for which we currently have no commitments or arrangement. We cannot assure you that any additional financing, if required, will be available or, even if it is available that it will be on terms acceptable to us. If we raise additional funds by selling securities, the ownership of our existing shareholders will be diluted. Any inability to obtain required financing could have a material adverse effect on our business, results of operations and financial condition.

Seasonality may cause cash flow to vary from quarter to quarter.

Seasonal factors typically influence retail demand for food products, which would impact sales through our direct and distributor customers, subsequently impacting our quarterly revenues and cash flows.

We are largely dependent on the services of our founders.

Our management will be dependent, to a large degree, on the services of Kurt Charron, the company's founder. Loss of his services could have a material adverse effect on our business because a qualified replacement may be difficult or impossible to retain.

The Chief Executive Officer does not currently receive a salary for his role with the Company.

The CEO, Kurt, does not currently receive a salary for his role with the Company as the Company is currently pre-revenue and at an early stage. The CEO is the majority owner, however, there is some level of risk in investing in a company whose day-to-day operations are managed by an individual who does not receive a salary. In order to counterbalance this incentivization, the CEO plans to take a salary of $120,000 once the company achieves certain metrics for the business. These include the actual start of production at the production facilities which is currently planned for July 2023.

The Chief Executive Officer currently splits their time between working for Montecito Spirits and another company.

The CEO is also the CEO of Chareau, a related entity that he is also an owner of. Currently, there are no other employees at Montecito Spirits and the company only plans to take on production employees and a part-time controller later in 2023 once the facility is ready for production. This means you are investing in a very early-stage business. Kurt currently spends approximately 15 hours a week on Montecito Spirits business while he is building up the infrastructure and plans to actively split his time between Chareau and Montecito Spirits.

The Company is an early stage business with only one contract currently in place.

The company's primary source of near-term revenue is related to a contract with Chareau, another business managed by the Montecito Spirits Co. CEO. Please note there are currently no other brands that currently have contracts with the company to produce their products and the company will be reliant on the success and interest in the Chareau product in relation to its production.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Kurt Charron	2,500,000	Common Stock	98.5%

The Company's Securities

The Company has authorized Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 894,927 of Common Stock.

Common Stock

The amount of security authorized is 50,000,000 with a total of 2,538,000 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below which include a voting proxy.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Preferred Stock

The amount of security authorized is 20,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock.

Material Rights

There are no material rights associated with Preferred Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $1,015.20
  Number of Securities Sold: 2,538,000
  Use of proceeds: Start Up Costs
  Date: February 21, 2023
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

12 months

Foreseeable major expenses based on projections:

The company will need to purchase inventory and equipment within the first year of operations. Additional major expenses include construction of tenant improvements to the distillery building, licensing, and working capital for operations.

The facility will need to open which will cost an estimated $200,000 to begin contract production operations. Once this amount is raised, MSC can begin production immediately. If the Company does not raise enough funds, the opening date may be delayed. We are targeting July 1, 2023 but this may be subject to change depending on the success of our fundraising. To understand the full scope of costs related to the facility: monthly operating (overhead+salaries) expenses = $33k (will begin same month as production); estimated monthly revenue from Chareau = $71,750 (July 2023 projection); and COGS to produce the $71,750 in revenue = $20,400.

Future operational challenges:

The company is able to operate out of a temporary facility in Camarillo, CA during the construction phase of the Santa Barbara location, however, the company will still need to purchase equipment to begin production and generate revenue.

Future challenges related to capital resources:

The current capital resources are insufficient to purchase the necessary equipment and inventory to begin generating revenue. The company will need to successfully raise funds to begin revenue generating operations.

Future milestones and events:

Once the necessary funds are raised, the company will be able to begin contract manufacturing operations in Camarillo, CA. The next phase of the business will be to produce and bottle the company's first product offering - Montecito Coastal Brandy. During this time, construction will commence on the Santa Barbara location with a target grand opening in Q2 2024.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of March 31, 2023, the Company has capital resources available in the form of $921.02 cash on hand from the initial capital contribution.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support equipment purchases, construction, inventory, and working capital .

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the

Company. Of the total funds that our Company has, 99% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 12 months. This is based on a current monthly burn rate of $1400, initial equipment purchases, inventory, and working capital.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 5+ years. This is based on the company being profitable and cash flow positive in year 1 of operations.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital.

Indebtedness

- **Creditor:** Kurt Charron
  Amount Owed: $1,279.00
  Interest Rate: 0.0%
  Maturity Date: July 01, 2023

Related Party Transactions

- **Name of Entity:** Kurt Charron
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Kurt Charron made a loan to the company for $1279 at 0% interest.
  Material Terms: $1279 at 0% interest.

Valuation

Pre-Money Valuation: $3,502,440.00

Valuation Details:

Our pre-money valuation is based on an analysis of multiple factors. First, the assumption is that the opportunity, total addressable market, financial projections, and the makeup of the founders and team can achieve the growth and expansion goals as set out in this offering. The valuation was calculated by incorporating the following:

Market Growth & Trends

The market for craft spirits continues to grow at impressive growth rates. Retail sales of craft spirits grew from $3 billion in 2016 to $7.5 billion in 2021 in the U.S. This represents 7% of the total value share of U.S. spirits and is expected to double by 2025.

The Value of the Company's Assets

The company has a contract with Charron Favreau LLC, which has partial shared ownership with Montecito Spirits, to be the exclusive producer of Chareau. The contract is for a 3-year term with an estimated value at potentially $3mm in future revenue for Montecito Spirits Co., however, as the facility is still in development there is no guarantee of when this contract will begin to take effect. To achieve this revenue, the facility will need to open which will cost an estimated $200,000 to begin contract production operations. Once this amount is raised, MSC can begin production immediately. If the Company does not raise enough funds, the opening date may be delayed. We are targeting July 1, 2023, but this may be subject to change depending on the success of our fundraising. To understand the full scope of costs related to the facility: monthly operating (overhead+salaries) expenses = $33k (will begin same month as production); estimated monthly revenue from Chareau = $71,750 (July 2023 projection); and COGS to produce the $71,750 in revenue = $20,400. Further, this contract value is dependent on the market interest in Chareau as a product. Please refer to our future projections legend at the end of our page and our risk factors section in our Form C for further information.

Management's Prior Achievements & Success

The founding team behind the Company created and scaled the Chareau brand to sell over 250,000 bottles with retail sales estimated to be over $13mm.

Disclaimers

The Company set its valuation internally, without a formal-third party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

Use of Proceeds

If we raise the Target Offering Amount of $14,999.22 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Service Fees*
  94.5%
  Fees for certain services provided by StartEngine

If we raise the over allotment amount of $1,234,999.26, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Research & Development*
  4.5%
  We will use 4.5% of the funds raised for market and customer research, new product development and market testing.

- *Inventory*
  25.0%
  We will use 25% of the funds raised to purchase inventory for the Company's Montecito Coastal Brandy in preparation of the product launch.

- *Working Capital*
  25.0%
  We will use 25% of the funds for working capital to cover expenses for salaries, brand development, sales, as well as ongoing day-to-day operations of the Company.

- *Construction and Equipment*
  40.0%
  We will use 40% of the funds for the initial equipment purchases for operations and construction costs for the Santa Barbara facility.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.montecitospirits.co/ (montecitospirits.co/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/montecitospirits

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Montecito Spirits Company, S.P.C

[See attached]

MONTECITO SPIRITS COMPANY, S.P.C.

FINANCIAL STATEMENTS
FROM INCEPTION (FEBRUARY 17, 2023) TO PERIOD ENDED MARCH 31, 2023
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Montecito Spirits Company, S.P.C.
Santa Barbara, California

We have reviewed the accompanying financial statements of Montecito Spirits Company, S.P.C. (the "Company,"), which comprise the balance sheet as of March 31, 2023, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the period from Inception (February 17, 2023) to March 31, 2023, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 10, 2024
Los Angeles, California

MONTECITO SPIRITS COMPANY S.P.C.
BALANCE SHEET
(UNAUDITED)

As of March 31,		2023
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$	921
Total current assets		**921**
Total assets	**$**	**921**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	$	11,448
Shareholder Loan		1,279
Total current liabilities		**12,727**
Total liabilities		**12,727**
STOCKHOLDERS EQUITY		
Common Stock		254
Additional Paid in Capital		761
Retained earnings/(Accumulated Deficit)		(12,821)
Total stockholders' equity		**(11,806)**
Total liabilities and stockholders' equity	**$**	**921**

See accompanying notes to financial statements.

MONTECITO SPIRITS COMPANY S.P.C.
STATEMENTS OF OPERATIONS
(UNAUDITED)

Inception (February 17, 2023)		**March 31, 2023**
(USD $ in Dollars)		
Net revenue	$	-
Cost of goods sold		-
Gross profit		-
Operating expenses		
General and administrative		12,222
Sales and marketing		599
Total operating expenses		12,821
Operating income/(loss)		(12,821)
Interest expense		-
Other Loss/(Income)		-
Income/(Loss) before provision for income taxes		(12,821)
Provision/(Benefit) for income taxes		-
Net income/(Net Loss)	**$**	**(12,821)**

See accompanying notes to financial statements.

MONTECITO SPIRITS COMPANY S.P.C.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock		Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholders' Equity
	Shares	Amount			
Inception date February 17, 2023	-				
Issuance of Common Stock	2,538,000	$ 254	$ 761		$ 1,015
Net income/(loss)	-	-		$ (12,821)	(12,821)
Balance—March 31, 2023	**2,538,000**	**$ 254**	**$ 761**	**$ (12,821)**	**$ (11,806)**

See accompanying notes to financial statements.

MONTECITO SPIRITS COMPANY S.P.C.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

As of inception (February 17, 2023)	March 31, 2023
(USD $ in Dollars)	
CASH FLOW FROM OPERATING ACTIVITIES	
Net income/(loss)	$ (12,821)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:	
Changes in operating assets and liabilities:	
Accounts Payable	11,448
Net cash provided/(used) by operating activities	**(1,373)**
CASH FLOW FROM INVESTING ACTIVITIES	
Purchases of Property and Equipment	-
Net cash provided/(used) in investing activities	**-**
CASH FLOW FROM FINANCING ACTIVITIES	
Shareholder Loan	1,279
Proceeds from Issuance of Common Stock	1,015
Net cash provided/(used) by financing activities	**2,294**
Change in cash	921
Cash—beginning of year	-
Cash—end of year	**$ 921**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash paid during the year for interest	$ -
Cash paid during the year for income taxes	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES	
Purchase of property and equipment not yet paid for	$ -
Issuance of equity in return for note	$ -
Issuance of equity in return for accrued payroll and other liabilities	$ -

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Montecito Spirits Company, S.P.C. was incorporated on February 17, 2023, in the state of Washington. The financial statements of Montecito Spirits Company, S.P.C. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Santa Barbara, California.

Montecito Spirits Company is a California distillery located in the heart of Santa Barbara, CA. Santa Barbara is a world-renowned destination for tourism, food, and wine. We believe we will have the largest and most prestigious spirits destination in the heart of the city within walking distance from the most popular hotels and restaurants. Our signature product line will be in one of the fastest growing spirits categories - Brandy/Cognac.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of March 31, 2023, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Income Taxes

Montecito Spirits Company, S.P.C. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The

Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

Our revenue stream will consist of three components – sales of brandy, tourism, and contract manufacturing.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the period from inception to year ended March 31, 2023, amounted to $599, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 10, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 50,000,000 shares of Common Stock with a par value of $0.0001. As of March 31, 2023, 2,538,000 shares have been issued and are outstanding.

Preferred Stock

The Company is authorized to issue 20,000,000 shares of Preferred Shares with a $0.0001 par value. As of March 31, 2023, no Preferred Shares have been issued and are outstanding.

4.   DEBT

Owner Loans

During 2023, the Company borrowed money from the owner, Kurt Charron. The details of the loan from the owner are as follows:

Owner	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Period Ended March 31, 2023		
					Current Portion	Non-Current Portion	Total Indebtedness
Kurt Charron	$ 1,279	0.00%	Fiscal Year 2023	No set maturity	$ 1,279		$ 1,279
Total					$ 1,279	$ -	$ 1,279

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. The loan will be repaid from the first disbursement of funds from current investment round.

5.   RELATED PARTY

In 2023, the Company received funds from the shareholder, Kurt Charron, the founder and the major shareholder, in the amount of $1,279. As of March 31, 2023, the outstanding balance of the loan is $1,279.

6.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of March 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

7.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from March 31, 2023, through April 10, 2023, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

MONTECITO SPIRITS COMPANY S.P.C.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO MARCH 31, 2023

8. GOING CONCERN

The Company lacks significant working capital and has only recently commenced operations. The Company will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with funding from its proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of our planned development, which could harm the business, financial condition, and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

- 10 -

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]













Montecito Spirits is not live or open to the public at this moment.

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INVEST IN MONTECITO SPIRITS TODAY!

Award-Winning Spirits produced in the American Riviera

Montecito Spirits Co. is a California distillery located in the heart of Santa Barbara. The company plans to produce a range of Coastal Brandy, engage in contract production of award-winning spirits, and operate a consumer tasting room within walking distance of the finest beaches and hotels in the country.

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This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

SPIRITS CO.

$0 Raised

OVERVIEW | ABOUT | TERMS | DISCUSSION | INVESTING FAQS

REASONS TO INVEST

- Montecito Spirits Co. is uniquely positioned in one of the fastest growing spirit categories in the US, the brandy market, which is estimated to be worth $3.5 billion in the US and $23.7 billion globally.

- California is one of the best wine grape growing regions in the world, and Santa Barbara was named "Wine Region of the Year" in 2021 by Wine Enthusiast Magazine. Montecito Spirits Co. plans to use these grapes to produce a best-in-class Coastal Brandy.

- Kurt Charron, CEO of Montecito Spirits Co., has 18 years of experience in the beverage industry including the creation of spirits brand Chareau. The first-of-its-kind aloe liqueur garnered a score of 96 from Wine Enthusiast Magazine as one of the Top 100 Spirits in the World. Over 250,000 bottles have been sold with an estimated $13 million in retail sales. The company is currently pre-revenue and under development, its distillery is in progress and its products are not yet available on the market.

Invest Now
$1.38 Per Share

RAISED	INVESTORS
$0	0
MIN INVEST	VALUATION
$249.78	$3.5M

THE PITCH

The Best Grapes, Make the Best Brandy.

MONTECITO
COASTAL
BRANDY



Made with premium California grapes
MONTECITO
COASTAL BRANDY

**These are images of the company's future product. The product is not currently available on the market and the company has not started any production at its distillery.*

Santa Barbara is a world-renowned destination for tourism, food, and wine being named "Wine Region of the Year" in 2021 by Wine Enthusiast Magazine and accommodating over 7.2mm visitors annually. We believe we will have the largest and most prestigious spirits destination in the heart of the city within walking distance from the most popular hotels and restaurants. Our signature product line, Montecito Coastal Brandy, uses the finest California grown grapes to produce a world class brandy in one of the fastest growing spirits categories in the world.

The company is currently pre-revenue and under development, its distillery is in progress and its products are not yet available on the market.

> "While many consumers are feeling the pinch from inflation and reduced disposable income, they are still willing to purchase that special bottle of spirits choosing to sip a little luxury and drink better, not more."
>
> *Forbes*

**This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.* (source)

THE OPPORTUNITY

The Rapid Growth of Craft Spirits & Premium Brandy

ENTERING A
Growing Market
$3.5 BILLION
The current US brandy market value
$23.7 BILLION
The current global brandy market value

BRANDY/COGNAC COMPETITION

U.S. Sales Volume 2015-2021 (9L Cases)

	2015	2021	Growth	
D'USSE	59,000	548,000	829%	D'Usse launched in 2015 and was valued

HENNESSEY	3,000,000	5,100,000	70%	Hennessey sales volume grew by 21.25% in 2021 alone. Global case volume reached 8.6mm 9L cases

(source, source, source, source)



A GROWING CRAFT SPIRITS MARKET

$22.76B
in 2023

$82.75B
in 2027

$124.56B
in 2030

Montecito Spirits Co. is entering into a growing market by producing high-end, cognac-style brandy using California grapes.

Montecito Spirits Co. is entering into a growing market by producing high-end, cognac-style brandy using California grapes. The US brandy market is currently valued at $3.5 billion, with $2.83 billion of that coming from high-end premium brandy and super-premium brandy, which have seen growth rates of 45.4% and 112.4% respectively from 2016-2021.

One of our competitors, D'Usse, launched in 2015 with sales of 59,000 9L cases in the US and grew to 548,000 9L cases in 2021. The company was valued at over $3 billion in 2023. (Source)

Montecito Spirits Co. will initially target the US market, but plans to expand its market reach globally, where the market is currently valued at $23.7 billion. (Source, Source, Source)

THE SOLUTION ─────────────

Creating Craft Brandy on the California Coast

Although California is one of the top wine-grape growing regions in the world, not many distillers use these premium grapes to produce brandy. (Source) Most of the brandy that has been produced in the US is a lower-end, dessert-style brandy, instead of a higher-end Cognac-style brandy. The challenge with Cognacs is that they are restricted in their production to use specific grape varietals in the Cognac region of France and use dated methodology.

Montecito Spirits Co. is changing the landscape, by using premium California grapes, not authorized in Cognac production, to bring a best-in-class, high-end, Coastal Brandy to the market. The company's portfolio of brandy will be bottled in varying terra cotta ceramic bottles that will stand out amongst its competitors.





These are images of the company's future product. The product is not currently available on the market and the company has not started any production at its distillery.

Tourism to Grow Awareness and Market Share

The Company plans to bring in additional revenue and grow brand awareness through the distillery tasting room, visitor experience, and tours located on-site in downtown Santa Barbara. Santa Barbara accommodates over 7.2mm visitors annually, with 15.1% of those visitors participating in a wine tasting while visiting. The world-renowned region is only 90 minutes from Los Angeles by car, along with access via Amtrak train service throughout Southern California and an airport with connecting flights throughout the U.S.

For comparison, Ole Smoky Moonshine Distillery in Tennessee is the world's most visited distillery with over 2.3 million visitors to the Gatlinburg location alone. This distillery is located outside Great Smoky Mountains National Park, and draws from the 14.1 million visitors visiting the park annually. (Source)

Future site of the Montecito St. Distillery

Contract Manufacturing

While the Coastal Brandy is aging in barrels, and the tasting room is being built, Montecito Spirits Co. hopes to bring in considerable revenue through its contract manufacturing operations. The Company has an exclusive agreement to produce the widely successful liqueur, Chareau.

The estimated value of this contract is potentially $3mm in future revenue for Montecito Spirits Co., however, as the facility is still in development there is no guarantee of when this contract will begin to take affect. To achieve this revenue, the facility will need to open which will cost an estimated $200,000 to begin contract production operations. Once this amount is raised, MSC can begin production immediately. If the Company does not raise enough funds, the opening date may be delayed. We are targeting July 1, 2023 but this may be subject to change depending on the success of our fundraising. Further, this contract value is dependent on the market interest in Chareau as a product. Please refer to our future projections legend at the end of our page and our risk factors section in our Form C for further information.

 To understand the full scope of costs related to the facility, see below:

- Monthly Revenue: $71,750 (Estimated Revenue from Contract Production based on July 2023 projection supplied by Chareau)
- COGS: $20,400 (Estimated COGS to produce the $71,750 in projected monthly Contract Production revenue)
- Monthly Operating Expenses (Overhead + Salaries) = $33,000 (Will begin in the same

- Monthly Operating Expenses (Overhead + Salaries) – $35,000 (Will begin in the same month as Contract Production)
- Monthly Net Income: $18,350 (July 2023 projection)

Please note that Chareau was founded by Montecito Spirits Co. founder & CEO, Kurt Charron and he is an owner in both businesses. Once in production, Montecito Spirits Co. plans to add additional contract manufacturing partners to operate within the distillery's capacity.

WHY INVEST

Invest In The Future Of Brandy

Montecito Spirits Co. plans to open its new distillery in the heart of downtown Santa Barbara with its first brandy product that the company has been developing and aging for over 10 years. The Coastal Brandy is one of the first to market and a world-class brandy that highlights one of the best grape growing regions in the world.

Join an Award-Winning Team
The Founder and Distiller, Kurt Charron, created one of the highest rated liqueur in the world, Chareau, with a score of 96 from Wine Enthusiast Magazine. The brand has sold over 250,000 bottles and $13mm in gross estimated retail sales. Kurt studied the art of brandy distillation and Cognac production techniques in Cognac, France, and his craft has been in development for over 10 years.

Attractive Investment Multiples & Profitability
Alcoholic Beverages command the highest EV/EBITDA multiple across any sector at 25.8x and accounted for 19% of all M&A activity in North America. (Source)

The revenue mix of Coastal Brandy sales, distillery tourism, and contract manufacturing are projected to bring profitability in the first year of operations.


Alcoholic beverages commanded the highest EV/EBITDA multiple across any sector at
25.8X
19%
M&A activity in North America that Alcoholic beverages accounted for
MONTECITO
COASTAL BRANDY

**These are images of the company's future product. The product is not currently available on the market and the company has not started any production at its distillery.*

ABOUT

HEADQUARTERS
1624 Garden St. #7
Santa Barbara, CA 93101

WEBSITE
View Site

Montecito Spirits Co. is a California distillery located in the heart of Santa Barbara. The company plans to produce a range of Coastal Brandy, engage in contract production of award-winning spirits, and operate a consumer tasting room within walking distance of the finest beaches and hotels in the country.

TEAM



Kurt Charron
CEO/Founder

Eighteen years in the beverage industry, as well as, 6 years in hospitality. Kurt is a graduate of USC, The Ethanol Technology Institute in Montreal, QC and the Kothe Distillation Program. He honed his love and craft for brandy while studying under Hubert Germain-Robin in Cognac, France.

Kurt is not only the Founder & CEO of Montecito Spirits Company, but the brainchild and distiller behind Chareau. Chareau was one of the first aloe liqueurs to ever hit the market, garnering a score of 96 from Wine Enthusiast Magazine as one of the Top 100 Spirits in the World. Over 250,000 bottles have been sold to date with an estimated $11mm in retail sales. The pioneering product was started in his home kitchen before growing into the award-winning national brand that it is today.

Kurt currently splits his time as CEO of both Chareau and Montecito Spirits. He plans to continue doing this until the company begins operations at its distillery in which he will have additional day-to-day management help of Montecito Spirits. Please review the Directors & Officers section and Risk Factors section for further information.



TERMS
Montecito Spirits

Overview

PRICE PER SHARE
$1.38

VALUATION
$3.5M

FUNDING GOAL ⓘ
$15k - $1.23M

Breakdown

MIN INVESTMENT ⓘ
$249.78

OFFERING TYPE
Equity

MAX INVESTMENT ⓘ
$299,999.58

SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED
10,869

MAX NUMBER OF SHARES OFFERED
894,927

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing	→



Offering Memorandum	→



Financials	⌄



Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Forward-Looking Information Legend

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Loyalty Bonus | 10% Bonus Shares

As you have previously invested in Chareau, you are eligible for additional bonus shares.

Time-Based Perks

Super Early Bird

Invest within the first 72 hours and receive 10% bonus shares.

Early Bird Bonus

Invest within the first week and receive 5% bonus shares.

Combo Perk

Invest $5,000 within the first 72 Hours and receive 20% bonus shares.

Volume-Based Perks

Tier 1 | $500+

Invest $500+ and receive a bottle of Montecito Coastal Brandy.

Tier 2 | $1,000+

Invest $1,000+ and receive the above perks + a Montecito Spirits Co. Hat, and 20% Lifetime Discount at the Distillery Tasting Room Store.

Tier 3 | $5,000+

Invest $5,000+ and receive the above perks + a free tasting and tour for up to 6 people.

Tier 4 | $10,000+

Invest $10,000+ and receive the above perks + two night stay in Santa Barbara at 4+ Star hotel near the distillery.

Tier 5 | $25,000+

Invest $25,000+ and receive the above perks + 10% bonus shares

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

Montecito Spirits will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.38 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $138. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative.

ALL UPDATES

Show More Updates

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Montecito Spirits.

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HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.



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EXHIBIT D TO FORM C

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

FILED
Secretary of State
State of Washington
Date Filed: 02/17/2023
Effective Date: 02/17/2023
UBI No: 605 081 914

ARTICLES OF INCORPORATION
OF
MONTECITO SPIRITS COMPANY, S.P.C

ARTICLE 1

NAME

The name of this corporation is **MONTECITO SPIRITS COMPANY, S.P.C.**

ARTICLE 2

ORGANIZATION AND DURATION

This corporation is organized under the Washington Business Corporation Act (the "Act") as a social purpose corporation governed by Title 23B RCW of the Act. This corporation has perpetual existence.

ARTICLE 3

PURPOSE

1.1   This corporation is organized and operated as a social purpose corporation, to the greatest extent permitted a business corporation formed under Title 23B RCW of the Act. In pursuing any business, trade, or activity which may be conducted lawfully by a corporation organized under the Act, this corporation shall pursue the creation of a material positive impact on society and the environment, taken as a whole, from the business and operations of this corporation (the "General Social Purpose").

1.2   This corporation is organized to carry out the above business in a manner intended to promote positive short-term or long-term effects of, or minimize adverse short-term or long-term effects of, the corporation's activities upon any or all of:

(a) the corporation's employees, suppliers, or customers;

(b) the local, state, national, or world community; or

(c) the environment

1.3   In addition, the specific social purposes for which this corporation is organized (collectively, the "Specific Social Purposes") are to support education regarding craft distilling and local impact business practices, including but not limited to actions and economic support to:

Work Order #: 2023021600130300 - 1
Received Date: 02/16/2023
Amount Received: $230.00

(a) education about the importance of craft and small batch fermentation and distillation;

(b) the advancement of local business operations on the communities served and related corporate activities; and

(c) economic and social assistance to organizations with similar goals or objectives.

1.4   The mission of this social purpose corporation is not necessarily compatible with and may be contrary to maximizing profits and earnings for shareholders, or maximizing shareholder value in any sale, merger, acquisition, or other similar actions of the corporation.

1.5   Any proposed amendments to these Articles of Incorporation that constitute a material change to the General Social Purpose or Specific Social Purposes identified herein or the requirement of this corporation to assess pursuit of its General and Specific Social Purposes against a third-party standard identified herein, must be approved by at least two-thirds of the voting group comprising of all the votes of this corporation entitled to be cast on the proposed amendment, and by two-thirds of the holders of the outstanding shares of each class or series, voting as separate voting groups.

ARTICLE 4

REGISTERED OFFICE AND AGENT

The address of the registered office of the corporation is, 300 Deschutes Way SW, Suite 304, Tumwater, WA 98501, and the name of the registered agent at such address is Corporation Service Company.

ARTICLE 5

CAPITAL STOCK

The authorized capital stock of this corporation shall consist of fifty million (50,000,000) shares of Common Stock, each share having a par value of $0.0001 (the "Common Stock") and each share having the right to cast one vote in all actions of the shareholders of the corporation; and twenty million (20,000,000) shares of preferred stock, each having a par value of $0.0001 (the "Preferred Stock").

The Company shall maintain records of funds paid by purchasers of Common Stock. If upon the liquidation, dissolution or winding up of the Corporation, the assets of the Corporation legally available for distribution to the holders of the Common Stock are insufficient to permit the payment to such holders of the full amounts of funds paid as specified above, then the entire assets of the Corporation legally available for distribution shall be distributed with equal priority and pro rata among the holders of the Common Stock in proportion to the amounts paid.

Work Order #: 2023021600130300 - 1
Received Date: 02/16/2023
Amount Received: $230.00

The Board of Directors shall have the full authority permitted by law to divide the authorized and unissued shares of Preferred Stock into classes or series, or both, and to provide for the issuance of such shares in an aggregate amount not exceeding the number of shares of Preferred Stock authorized by these Articles of Incorporation, as amended from time to time; and to determine with respect to each such class and/or series the voting powers, if any (which voting powers, if granted, may be full or limited), designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions relating thereto, including without limiting the generality of the foregoing, the voting rights relating to shares of Preferred Stock of any class and/or series (which may be one or more votes per share or a fraction of a vote per share, which may vary over time and which may be applicable generally or only upon the happening and continuance of stated events or conditions), the rate of dividend to which holders of Preferred Stock of any class and/or series may be entitled (which may be cumulative or noncumulative), the rights of holders of Preferred Stock of any class and/or series in the event of liquidation, dissolution or winding up of the affairs of the corporation, the rights, if any, of holders of Preferred Stock of any class and/or series to convert or exchange such shares of Preferred Stock of such class and/or series for shares of any other class or series of capital stock or for any other securities, property or assets of the corporation or any subsidiary (including the determination of the price or prices or the rate or rates applicable to such rights to convert or exchange and the adjustment thereof, the time or times during which the right to convert or exchange shall be applicable and the time or times during which a particular price or rate shall be applicable), whether or not the shares of that class and/or series shall be redeemable, and if so, the terms and conditions of such redemption, including the date or dates upon or after which they shall be redeemable, and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates, and whether any shares of that class and/or series shall be redeemed pursuant to a retirement or sinking fund or otherwise and the terms and conditions of such obligation.

Before the corporation shall issue any shares of Preferred Stock of any class and/or series, articles of amendment in a form meeting the requirements of the Washington Business Corporation Act, as amended, setting forth the terms of the class and/or series and fixing the voting powers, designations, preferences, the relative, participating, optional or other special rights, if any, and the qualifications, limitations and restrictions, if any, relating to the shares of Preferred Stock of such class and/or series, and the number of shares of Preferred Stock of such class and/or series authorized by the Board of Directors to be issued shall be filed with the Secretary of State of the State of Washington in the manner prescribed by the Washington Business Corporation Act, and shall become effective without any shareholder action. The Board of Directors is further authorized to increase or decrease (but not below the number of such shares of such series then outstanding) the number of shares of any class or series subsequent to the issuance of shares of that class or series.

ARTICLE 6

PREEMPTIVE RIGHTS

Shareholders of this corporation shall not have preemptive rights to acquire additional shares of stock or securities convertible into shares of stock issued by the corporation.

Work Order #: 2023021600130300 - 1
Received Date: 02/16/2023
Amount Received: $230.00

ARTICLE 7

DIRECTORS

The number of directors of this corporation shall be fixed by the Bylaws and may be increased or decreased from time to time in the manner specified there.

ARTICLE 8

CUMULATIVE VOTING

Shareholders of this corporation shall not have the right to cumulate votes in the election of directors.

ARTICLE 9

STANDARD OF CONDUCT FOR BOARD MEMBERS AND OFFICERS

In discharging the duties of their respective positions to act in the best interests of this corporation—including a merger, share exchange, sale of substantially all the assets of this corporation or similar transaction—the board of directors, committees of the board, and individual directors and officers of this corporation shall consider the effects of any action or inaction on:

(a)   the ability of this corporation to accomplish its General and Social Purposes;

(b)   the shareholders of this corporation;

(c)   the employees and workforce of this corporation and its subsidiaries and suppliers;

(d)   the interest of customers as beneficiaries of the General or Specific Social Purposes;

(e)   community and societal considerations, including those of any community in which offices or facilities of this corporation or its subsidiaries or suppliers are located;

(f)   the local and global environment;

(g)   the short-term and long-term interests of this corporation, including benefits that may accrue to this corporation from its long-term plans and the possibility that these interests may be best served by the continued independence of this corporation; and

(h)   the ability of the Company to create a material positive impact on society and the environment, taken as a whole.

Work Order #: 2023021600130300 - 1
Received Date: 02/16/2023
Amount Received: $230.00

The board of directors, committees of the board, and individual directors and officers of this corporation shall not be required to give priority to any person or group referenced above over the interests of any other person or group. For the avoidance of doubt, the board of directors, committees of the board, and individual directors and officers of this corporation, upon consideration of the effects on any person or group referenced above, may accept an offer, between competing offers, of a lower price per unit in a merger, share exchange, sale of all or substantially all of the assets of this corporation or similar transaction.

This corporation's shareholders shall enjoy the right, through derivative action brought on behalf of this corporation, to enforce the fiduciary duties required by this section.

ARTICLE 10

LIMITATION OF DIRECTOR LIABILITY

A director of the corporation shall not be personally liable to the corporation or its shareholders for monetary damages for conduct as a director, except for:

(a)   Acts or omissions involving intentional misconduct by the director or a knowing violation of law by the director;

(b)   Conduct violating RCW 23B.08.310 (which involves certain distributions by the corporation);

(c)   Any transaction from which the director will personally receive a benefit in money, property, or services to which the director is not legally entitled.

Without limiting the generality of the foregoing, any action taken as a director, or any failure to act, that a director reasonably believes is intended to promote one or more of the social purposes of this corporation as set forth in Article 3, shall be deemed to be in the best interests of this corporation.

If the Act is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the Act, as so amended. Any repeal or modification of the foregoing paragraph by the shareholders of the corporation shall not adversely affect any right or protection of a director of the corporation with respect to any acts or omissions of such director occurring prior to such repeal or modification.

ARTICLE 11

INDEMNIFICATION OF DIRECTORS

11.1   The corporation shall indemnify its directors to the full extent permitted by the Act now or hereafter in force. However, such indemnity shall not apply on account of:

Work Order #: 2023021600130300 - 1
Received Date: 02/16/2023
Amount Received: $230.00

(a)   Acts or omissions of the director finally adjudged to be intentional misconduct or a knowing violation of law;

(b)   Conduct of the director finally adjudged to be in violation of RCW 23B.08.310; or

(c)   Any transaction with respect to which it was finally adjudged that such director personally received a benefit in money, property, or services to which the director was not legally entitled.

The corporation shall advance expenses for such persons pursuant to the terms set forth in the Bylaws, or in a separate directors' resolution or contract.

11.2   The board of directors may take such action as is necessary to carry out these indemnification and expense advancement provisions. It is expressly empowered to adopt, approve, and amend from time to time such Bylaws, resolutions, contracts, or further indemnification and expense advancement arrangements as may be permitted by law, implementing these provisions. Such Bylaws, resolutions, contracts or further arrangements shall include but not be limited to implementing the manner in which determinations as to any indemnity or advancement of expenses shall be made.

11.3   No amendment or repeal of this Article shall apply to or have any effect on any right to indemnification provided hereunder with respect to acts or omissions occurring prior to such amendment or repeal.

ARTICLE 12

TRANSACTIONS IN WHICH DIRECTORS HAVE AN INTEREST

Any contract or other transaction between this corporation and one or more of its directors, or between this corporation and any corporation, firm, association or other entity of which one or more of its directors are shareholders, members, directors, officers or employees or in which they are interested, shall be valid for all purposes, notwithstanding the presence of such director or directors at the meeting of the board of directors which acts upon or in reference to such contract or transaction and notwithstanding his or their participation in such action, by voting or otherwise even though his or their presence or vote, or both, might have been necessary to obligate this corporation upon such contract or transaction; provided, that the transaction is fair to the corporation at the time it is authorized, approved, or ratified.

ARTICLE 13

ACTION BY NONUNANIMOUS SHAREHOLDER CONSENT

13.1   Subject to the provisions of RCW 23B.07.040, shareholders will be permitted to act by less than unanimous consent of all shareholders entitled to vote on an action.

Work Order #: 2023021600130300 - 1
Received Date: 02/16/2023
Amount Received: $230.00

13.2 Before the date on which the action becomes effective, notice of the taking of such action shall be given to each shareholder of record, describing with reasonable clarity and specifying the general nature of the action approved, stating the effective date and time of the approved action, and accompanied by the same material that, under the Act, would have been required to be sent to nonconsenting or nonvoting shareholders in a notice of meeting at which the proposed action would have been submitted for shareholder action. Except as otherwise provided in RCW 23B.07.040, such notice shall be given as follows: (a) if mailed, by deposit in the U.S. mail prior to the specified effective time of such action, with first-class postage thereon prepaid, correctly addressed to each shareholder of record at the shareholder's address as it appears on the current record of shareholders of the corporation; or (b) if delivered by personal delivery, by courier service, by wire or wireless equipment, by telegraphic or other facsimile transmission, or by any other electronic means which transmits a facsimile of such communication correctly addressed to each shareholder of record at the physical address, electronic mail address, or facsimile number, as it appears on the current record of shareholders of the corporation, prior to the specified effective time of such action.

ARTICLE 14

MAJORITY VOTE

If a vote of the shareholders is required to authorize any of the following matters, such matters need be approved by a majority of all votes, unless otherwise specified herein, of each voting group entitled to be cast on the matter:

(a)   Amendment to Articles of Incorporation;

(b)   Plan of Merger or Consolidation or Plan of Share Exchange;

(c)   Sale, lease, exchange, or other disposition of all or substantially all of the property of the corporation, other than in the usual and regular course of business; or

(d)   Proposal to dissolve the corporation.

ARTICLE 15

BUSINESS OPPORTUNITIES

No director or officer of the corporation, or any related person of any such director or officer, shall have the duty (fiduciary or otherwise) or obligation, if any, to offer the corporation the right to have or participate in business opportunity (within the meaning of the Act) prior to the pursuit or taking of the opportunity by the director or officer or related person; provided that the foregoing disclaimer shall not apply to an officer or related person of an officer unless the board of directors, by action of qualified directors taken in compliance with the Act, approves the application of such disclaimer to that officer or related person of that officer, which approval may condition the application of such disclaimer to such officer or related person of that officer on any basis.

Work Order #: 2023021600130300 - 1
Received Date: 02/16/2023
Amount Received: $230.00

ARTICLE 16

SOCIAL PURPOSE REPORT

Under RCW 23B.25.150 and within four months of the close of this corporation's fiscal year, the board of directors shall cause a social purpose report to be furnished to the shareholders by making such report publicly accessible, free of charge, at the corporation's principal internet web site address. The annual social purpose report shall include:

(a)   A narrative description of the ways in which this corporation pursued its purposes identified herein, and the extent to which these purposes were achieved;

(b)   Any circumstances that may have hindered this corporation from achieving the purposes herein;

(c)   The identity of, and process and rationale for selecting or changing, the third-party standard used to assess the purposes identified herein; and

(d)   An assessment of the overall social and environmental performance of this corporation against a third-party standard:

        (i)   applied consistently with any application of that standard in prior benefit reports; or

        (ii)   accompanied by an explanation of the reasons for:

            (A)   any inconsistent application; or
            (B)   the change to that standard from the one used in the immediately prior report

For the purposes of these Articles of Incorporation, a "third-party standard" shall mean a recognized standard for defining, reporting, and assessing corporate social and environmental performance that is

(a)   Comprehensive because it assess the effect of the business and its operations upon the interests listed at Article X, Section 10.1;

(b)   Developed by an entity that is not controlled by this corporation;

(c)   Credible because it is developed by an entity that both

        (i)   has access to necessary expertise to assess overall corporate social and environmental performance; and

        (ii)   uses a balanced multi-stakeholder approach to develop the standard, including a reasonable public comment period; and

(d)   Transparent because the following information is publicly available:

Work Order #: 2023021600130300 - 1
Received Date: 02/16/2023
Amount Received: $230.00

(i)   about the standard:

    (A)   the criteria considered when measuring the overall social and environmental performance of a business;

    (B)   the relative weightings, if any, of those criteria

(ii)   about the development and revision of the standard:

    (A)   the identity of directors, officers, material owners, and the governing body of the entity that developed and controls revisions to the standard;

    (B)   the process by which revisions to the standard and changes to the membership of the governing body are made;

(iii)   an accounting of the revenue and sources of financial support for the entity with sufficient detail to disclosure any relationships that could reasonably be considered to present a potential conflict of interest.

ARTICLE 17

INCORPORATOR

The name and address of the Incorporator is: G. Scott Greenburg, 2604 3rd Avenue, Suite 100, Seattle, WA 98121.

[signature page follows]

Work Order #: 2023021600130300 - 1

Received Date: 02/16/2023

Amount Received: $230.00

SIGNATURE PAGE

ARTICLES OF INCORPORATION

OF

MONTECITO SPIRITS COMPANY, S.P.C

The undersigned, as Incorporator of Montecito Spirits Company, S.P.C., has signed these Articles of Incorporation on February 16, 2023.



G. Scott Greenburg, Incorporator

CONSENT TO SERVE AS REGISTERED AGENT

Corporation Service Company ("Agent") hereby consents to serve as Registered Agent in the State of Washington for Montecito Spirits Company, S.P.C, Agent acknowledges that as agent for the corporation, Agent will be responsible for receiving service of process in the name of the corporation; forwarding all mail to the corporation; and immediately notifying the Office of the Secretary of State in the event of Agent's resignation, or of any changes in the registered office of the corporation for which Agent is the Registered Agent.

DATED:___02/16/2023_____.

Registered Office Address: MC-CSC1, 300 Deschutes Way SW Suite 208 Tumwater, WA 98501

Registered Agent: Corporation Service Company

Signature: _____

Name & Title: Kaitlyn Rose, Asst. Secretary

Work Order #: 2023021600130300 - 1
Received Date: 02/16/2023
Amount Received: $230.00



WASHINGTON
Secretary of State
Corporations & Charities Division

Corporations & Charities Division
801 Capitol Way South
PO Box 40234
Olympia, WA 98504-0234

Tel: 360.725.0377

Front Desk Transaction Request Form

☐ Front Desk Wait ($50 fee for Immediate Service)   ☐ Routine (Drop Off - 10 business days)   XXXXX Expedite ($50. Fee Drop off - 2-3 Business Days)

AccuFacts Research Corp
300 Deschutes Way SW Suite 208
Tumwater WA 98501
(360)956-3990
cynthia@accufactsresearch.com

#502844

UBI Number	Entity Name	Type of Request
	MONTECITO SPIRITS COMPANY, S.P.C.	A

Type of Transactions:

- ☐ A. Formation/Articles/Registration
- ☐ B. Amendment
- ☐ C. Merger or Conversion
- ☐ D. Annual Report, Amended Report, Reinstatement
- ☐ E. Apostille or Authentication — Country: ____________
- ☐ F. Other
- ☐ G. Long Form Certificate of Existence
- ☐ H. Short Form Certificate of Existence
- ☐ I. Photo Copies — ☐ Charter Docs ☐ Other: ____________
- ☐ J. Certified Copies — ☐ Charter Docs ☐ Other: ____________

SERVICE TYPE	FEE
Filing	
Filing	
Apo	
Certificates	
Records	
Other	
Other	
Expedite Fee	
TOTAL DUE:	

NOTES:

Work Order #: 2023021600130300 - 1
Received Date: 02/16/2023
Amount Received: $230.00